Exhibit (d)(2)(G)

SECOND AMENDMENT TO LICENSE AGREEMENT

This Second Amendment to License Agreement (“Second Amendment”) is entered into as of this 19th day of June, 2000, with respect to the License Agreement dated as of February 29, 1980 (“License Agreement”) between Metro-Goldwyn-Mayer Film Co., the predecessor in interest to METRO-GOLDWYN-MAYER LION CORP., a corporation organized and existing under the laws of Delaware, with an office at 2500 Broadway Street, Santa Monica, California 90404-3061 (“MGM”), and Metro-Goldwyn-Mayer Inc., the predecessor in interest to MGM GRAND, INC., a corporation organized and existing under the laws of Delaware, with an office at 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109 (“Grand”) as amended by that Amendment to License Agreement dated as of August 6, 1998, by and between Grand and MGM (“First Amendment”).

RECITALS

WHEREAS, the parties to this Second Amendment acknowledge that they enjoy a unique historical relationship as set forth in the Recitals contained in the First Amendment, which are hereby incorporated herein.

NOW, THEREFORE, based upon the Recitals set forth in the First Amendment and in consideration of the premises and of the mutual promises hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by both parties, the parties hereto agree as follows:

1.    Paragraph 1 of Section 1 of the License Agreement as amended by the First Amendment shall be deleted in its entirety and replaced, as follows:

MGM hereby licenses to Grand, commencing as of the date hereof and continuing through the Term, the exclusive right to use the trademarks, service marks and tradenames, MGM (but only when combined with the name Mirage), MGM GRAND, M-G-M GRAND, MGM GRAND HOTEL, M-G-M GRAND HOTEL and Logo A (but not Logos B and C) contained in Schedule I attached hereto and by this reference made a part hereof in and in connection with the hotel, resort hotel and/or gaming business and any and all activities conducted by Grand and/or any Grand Subsidiary (as defined below) in any and all hotel, resort hotel and/or gaming businesses (including but not limited to such entertainment-related activities as are customarily provided or engaged in in the hotel, resort hotel and/or gaming businesses, but not including filmed entertainment) now in existence or hereafter owned, operated, managed or franchised by Grand and/or Grand Subsidiary (including hotel, restaurant, amusement and cabaret services in such hotel, resort hotel and/or gaming businesses) and the advertising, publicity and promotion of Grand and/or Grand Subsidiary with respect thereto. Such license shall include the right to use the trademarks, service marks and tradenames MGM (but only when combined with the name Mirage), MGM GRAND, M-G-M GRAND, MGM GRAND HOTEL and M-G-M GRAND HOTEL in the corporate or limited liability company name and fictitious business name of Grand and its existing and future joint ventures, partnerships, limited liability companies and/or subsidiaries (each a “Grand Subsidiary”). MGM agrees not to license use of the trademarks, service marks, tradenames, and Logos A, B and C contained in Schedule I to any other person, firm, corporation or other business entity for use in the hotel, resort hotel and/or gaming business. Without expanding the scope of the rights otherwise granted under this paragraph, and subject to the quality control standards and provisions applicable to Grand, Grand shall have the right to sublicense its rights under this License Agreement. For and in consideration of Grand and/or Grand Subsidiary’s right and license to use the letters “MGM” when combined with the name “Mirage,” Grand agrees to pay MGM the amount of One Million Dollars ($1,000,000.00) on an annual basis. The initial payment shall be made within fifteen (15) days of the complete execution of this Second Amendment. Subsequent annual payments shall be due and payable on each subsequent anniversary of the date of this Second Amendment. Grand may by written notice to MGM terminate its right and license to use the letters “MGM” when combined with the name “Mirage,” and from and after the effective date of such termination Grand shall no longer be obligated to pay any license fee to MGM, it being specifically agreed by and between the parties that no royalty fee is payable in connection with any other license granted under this License Agreement.

2.    The last paragraph of Section 1 of the License Agreement shall be amended as follows:

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Grand shall have the right to assign the licenses contained in Sections 1 and 2 to any purchaser of any business owned by it and/or any Grand Subsidiary, provided (a) that the exercise of said assigned rights shall be limited to the purchased business(es) and to like or comparable uses to those made by Grand and/any Grand Subsidiary in such business(es); (b) that said assignee assumes all of the obligations of Grand hereunder with respect to such license in writing for the express benefit of MGM; and (c) that Grand shall remain liable hereunder.

3.    The first, second and third sentence of Section 2 of the License Agreement is amended to read as follows:

2. MGM further licenses Grand the exclusive right to use the trademarks, service marks and trade names “MGM” (but only when combined with the name Mirage), “MGM Grand”, “M-G-M Grand”, and “MGM Grand Hotel” as well as Logo A in Schedule I commencing as of the date hereof and continuing through the Term in any and all new businesses (except the filmed entertainment business or businesses whose predominant business is furnishing material to the filmed entertainment area) owned, operated, managed or franchised by Grand and/or any Grand Subsidiary and the advertising, publicity and promotion of Grand and/or any Grand Subsidiary with respect thereto. Notwithstanding anything to the contrary contained herein, it is agreed, that Grand shall have the right to use the letters “MGM” and “M-G-M” apart from the words “Grand” or “Grand Hotel” or “Mirage” in connection with its exploitation of the trademark, trade name and service mark rights under this Agreement, but such right shall be limited strictly to the hotel, resort hotel and/or gaming business and to the types of uses made by Grand and/or any Grand Subsidiary of the letters “MGM” and “M-G-M” apart from the words “Grand” or “Grand Hotel” or “Mirage” prior to August 1998 and only in hotels, resort hotels and/or gaming businesses owned, operated, managed or franchised by Grand and/or any Grand Subsidiary. MGM reserves all rights in and to the letters “MGM” and “M-G-M” apart from the words “Grand” or “Grand Hotel” or “Mirage” but agrees that it will not itself use, or allow others to use, the letters “MGM” or “M-G-M” in the hotel, resort hotel or gaming business.

Should there be any conflict between the language in the License Agreement or First Amendment with the language in the Second Amendment, the language in this Second Amendment shall prevail. All terms which are defined in the First Amendment shall, unless otherwise specifically defined in this Second Amendment have the same definitions as in the First Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed by their duly authorized officers, all as of the 19th day of June, 2000.

MGM GRAND, INC.		METRO-GOLDWYN-MAYER LION CORP.

By:	/s/ Scott Langsner	By:	/s/ William A. Jones

Title:	SR VP AND SEC/TREAS	Title:	Senior Executive Vice President

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